EXHIBIT 99.1

Brookfield Business Partners Reports 2019 First Quarter Results

BROOKFIELD, NEWS, May 01, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended March 31, 2019.

“We have had a strong start to the year and each of our business segments performed well resulting in robust quarterly Company FFO,” said Cyrus Madon, CEO of Brookfield Business Partners. “We advanced several capital recycling initiatives, announced the acquisition of Healthscope and closed the acquisition of Clarios, the leading global supplier of automotive batteries.”

	Three months ended March 31
US$ millions (except per unit amount), unaudited	2019	2018
Net income (loss) attributable to unitholders[1]	$62	$74
Net income (loss) per limited partnership unit[2,3]	$0.48	$(0.53)

Company FFO[1,4]	$205	$138
Company FFO per limited partnership unit[2]	$1.59	$1.07

Brookfield Business Partners reported Company FFO for the three months ended March 31, 2019 of $205 million, or $1.59 per unit, compared to $138 million, or $1.07 per unit in 2018. Company FFO in the quarter benefited from higher contributions from our Infrastructure Services and Business Services segments. Net income attributable to unitholders for the quarter was $62 million compared to $74 million in 2018. Net income per limited partnership unit was $0.48 compared to a loss of $0.53 in 2018.

Operational Update

The following table presents Company FFO by segment:

	Three months ended March 31
US$ millions, unaudited	2019	2018[5]
Business Services	$32	$17
Infrastructure Services	102	22
Industrials	81	114
Corporate and Other	(10)	(15)
Company FFO[1,4]	$205	$138

Our business services segment generated Company FFO of $32 million during the quarter, compared to $17 million in the first quarter of 2018. Previous year results included our U.S. brokerage joint venture which was sold in the second quarter of 2018. Results benefited from higher contributions from our real estate services business and construction services business. Our construction services business generated Company FFO of $18 million in the quarter and performed well in Australia and the U.K. Backlog at quarter end was approximately $7.6 billion reflecting significant work performed in Australia and the U.K. offset by contract wins, most notably a $300 million residential project in the U.K.

Our infrastructure services segment generated Company FFO of $102 million during the quarter, compared to $22 million in the first quarter of 2018. Results benefited from contributions from Westinghouse which we acquired in August 2018. The business is achieving productivity and efficiency gains which contributed to overall profitability in the quarter, as did strong performance in the fueling business primarily as a result of a seasonal increase in refueling activities at customer facilities. Teekay Offshore also performed well with higher utilization in towage operations and contributions from recent growth projects which supported results in the quarter.

Our industrials segment generated Company FFO of $81 million during the quarter, compared to $114 million in the first quarter of 2018. GrafTech continues to generate robust Company FFO. Following our monetization activities last year, BBU’s ownership of GrafTech is 27% compared to 34% in the first quarter of 2018 and, as a result, our proportionate share of GrafTech’s Company FFO is lower this year. North American Palladium reported strong performance as a result of higher sales volumes and continued strong palladium pricing during the quarter.

Strategic Initiatives Update
We progressed a number of initiatives so far in 2019 that we believe will contribute meaningfully to the growth of our business.

  Clarios Power Solutions (“Clarios”)
  On April 30, 2019, together with institutional partners, we closed our acquisition of Clarios for a purchase price of approximately $13.2 billion.  The transaction was funded with $3.0 billion of equity, of which Brookfield Business Partners expects its share to be $750 million for a 25% ownership interest, which will be determined once institutional partner participation is finalized. Clarios is the global market leader in automotive batteries and we plan to continue growing this world-class business and build on its track record of innovation.
  Healthscope Limited
  In January 2019, together with institutional partners, we reached a definitive agreement to acquire up to a 100% controlling interest in Healthscope for a purchase price of approximately $4.1 billion. We have received regulatory approval and are working through the shareholder approval process. We expect to close this transaction in the second quarter of 2019.
  Cardone Industries (“Cardone”)
  In April 2019, together with institutional partners, we recapitalized Cardone for $195 million, which is being used to support near term liquidity requirements in the business. We acquired an 85% controlling interest in Cardone. Brookfield Business Partners’ share is 35% of Cardone for $80 million (inclusive of the prior investment of $33 million). Cardone is a leading remanufacturer of automotive parts in North America and we look forward to working with the management team to improve and grow the business.
  BGIS
  In March 2019, we signed an agreement to sell BGIS, our global provider of facilities management services, for approximately $1 billion. Brookfield Business Partners’ net share of the proceeds is expected to be approximately $180 million. The sale is expected to close in the second quarter.
  BGRS
  In April 2019, we signed an agreement to sell our executive relocation business, BGRS, which will generate net proceeds of approximately $230 million for Brookfield Business Partners. The sale is expected to close in the second quarter.
  North American Palladium
  In April 2019, we completed our first public market sale of shares in North American Palladium, the only pure play palladium producer in the world. We sold approximately 5.7 million shares for $10 per share, which generated net proceeds of approximately $15 million for Brookfield Business Partners.
  Teekay Offshore
  In April 2019, together with institutional partners, we agreed to acquire all of Teekay Corporation's remaining interests in Teekay Offshore, including a 49% GP interest, LP units, warrants and a loan commitment for a total of $100 million. Brookfield Business Partners’ share was approximately $45 million. With the transaction, Brookfield Business Partners' ownership interest will increase to approximately 30%. Prior to or following closing, a portion of Brookfield Business Partners' share may be syndicated to other institutional investors. The acquisition is expected to close in the second quarter.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 28, 2019 to unitholders of record as at the close of business on May 31, 2019.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2019 was 129.2 million (2018: 129.3 million).
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions declared to special limited partnership unitholders during the period based on the volume-weighted average increase in unit price of the partnership’s unit over an incentive threshold. A reconciliation of net income per unit is available on page 9 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on pages 7 and 8 of this release.
  The comparative figures have been updated to conform with the new segment presentation.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with over $365 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com

Conference Call and 2019 First Quarter Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2019 first quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on May 1, 2019 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 5797246. A recording of the conference call will be available until May 7, 2019 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 5797246). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the first quarter ended March 31, 2019.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

		As of
US$ millions, unaudited		Mar. 31, 2019		Dec. 31, 2018

Assets
Cash and cash equivalents		$1,540		$1,949
Financial assets		1,257		1,369
Accounts receivable, net		5,012		5,160
Inventory and other assets		3,246		3,075
Assets held for sale		1,005		63
Property, plant and equipment		7,789		6,947
Deferred income tax assets		253		280
Intangible assets		5,169		5,523
Equity accounted investments		537		541
Goodwill		2,164		2,411
		$27,972		$27,318

Liabilities and equity
Liabilities
Corporate borrowings	$	nil	$	nil
Accounts payable and other		9,519		9,082
Liabilities associated with assets held for sale		781		9
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		10,355		10,866
Deferred income tax liabilities		868		867
		$21,523		$20,824

Equity
Limited partners		1,583		1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.		1,450		1,415
Interest of others		3,416		3,531
		6,449		6,494
		$27,972		$27,318

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended March 31
	2019	2018

Revenues	$9,201	$8,194
Direct operating costs	(8,193)	(7,649)
General and administrative expenses	(178)	(118)
Depreciation and amortization expense	(311)	(106)
Interest income (expense), net	(184)	(86)
Equity accounted income (loss), net	7	17
Impairment expense, net	─	─
Gain (loss) on acquisitions/dispositions, net	(2)	16
Other income (expenses), net	(90)	(14)
Income (loss) before income tax	250	254
Income tax (expense) recovery
Current	(30)	(28)
Deferred	(19)	(10)
Net income (loss)	$201	$216
Attributable to:
Limited partners	32	(35)
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	30	(34)
Special Limited Partners	─	143
Interest of others	139	142

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended March 31, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials		Corporate and Other	Total
Revenues	$6,935	$1,289	$977	$	─	$9,201
Direct operating costs	(6,778)	(892)	(521)		(2)	(8,193)
General and administrative expenses	(67)	(34)	(58)		(19)	(178)
Interest income (expense), net	(20)	(101)	(69)		6	(184)
Equity accounted Company FFO	7	18	3		─	28
Current income taxes	(10)	9	(34)		5	(30)
Realized disposition gains (loss), net	─	─	(2)		─	(2)
Other income (expense), net	─	(4)	2		─	(2)
Company FFO attributable to others	(35)	(183)	(217)		─	(435)
Company FFO[1,2]	32	102	81		(10)	205
Depreciation and amortization expense						(311)
Realized disposition gain (loss) recorded in prior periods						─
Impairment expense, net						─
Gain on acquisition and disposition						─
Deferred income taxes						(19)
Other income (expense), net						(88)
Non-cash items attributable to equity accounted investments						(21)
Non-cash items attributable to others						296
Net income (loss) attributable to unitholders[2]						$62

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended March 31, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,347	$2	$842	$3	$8,194
Direct operating costs	(7,234)	─	(413)	(2)	(7,649)
General and administrative expenses	(67)	─	(35)	(16)	(118)
Interest income (expense), net	(19)	─	(67)	─	(86)
Equity accounted Company FFO	8	20	12	─	40
Current income taxes	(8)	─	(20)	─	(28)
Realized disposition gains (loss), net	─	─	16	─	16
Other income (expense), net	─	─	─	─	─
Company FFO attributable to others	(10)	─	(221)	─	(231)
Company FFO[1,2]	17	22	114	(15)	138
Depreciation and amortization expense					(106)
Realized disposition gain (loss) recorded in prior periods					─
Impairment expense, net					─
Gain on acquisition and disposition					─
Deferred income taxes					(10)
Other income (expense), net					(14)
Non-cash items attributable to equity accounted investments					(23)
Non-cash items attributable to others					89
Net income (loss) attributable to unitholders[2]					$74

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three months ended March 31
US$, unaudited	2019	2018
Net income (loss) per unitholder, excluding incentive distribution[1]	$0.48	$0.57
Incentive distribution per unit[2]	─	(1.10)
Net income (loss) attributable to limited partnership unit[1,2]	$0.48	$(0.53)

Notes:

  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2019 was 129.2 million (2018: 129.3 million).
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period based on the volume-weighted average increase in unit price of the partnership’s unit over an incentive threshold.